UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2013

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required for a complete set of annual financial statements, as prescribed by International Financial Reporting Standards as issued by the IASB (IFRS). However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2012, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31,	2013	2012
Auction revenues (note 4)	$102,058	$101,276
Direct expenses (note 5)	9,361	10,134

	92,697	91,142
Selling, general and administrative expenses (note 5)	71,089	63,269

Earnings from operations	21,608	27,873
Other income (expense):
Foreign exchange gain (loss)	95	(2)
Gain (loss) on disposition of property, plant and equipment	(11)	50
Other	(14)	718

	70	766
Finance income (costs):
Finance income	547	559
Finance costs	(1,764)	(1,376)

	(1,217)	(817)

Earnings before income taxes	20,461	27,822
Income tax expense (note 6):
Current	5,059	8,818
Deferred	1,356	1,035

	6,415	9,853

Net earnings	$14,046	$17,969

Net earnings per share (note 7):
Basic	$0.13	$0.17
Diluted	$0.13	$0.17

Weighted average number of shares outstanding:
Basic	106,641,063	106,399,495
Diluted	107,024,808	107,027,472

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 26, 2013.

/s/ Robert G Elton
Robert G. Elton
Director

/s/ Peter J Blake
Peter J. Blake
Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Unaudited)

Three months ended March 31,	2013	2012
Net earnings	$14,046	$17,969
Other comprehensive income (loss):
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	(7,657)	4,762

Total comprehensive income	$6,389	$22,731

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Interim Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Unaudited)

	March 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$298,867	$178,051
Trade and other receivables	149,338	76,066
Inventory (note 8)	33,966	60,947
Advances against auction contracts	4,170	6,816
Prepaid expenses and deposits	9,221	14,881
Assets held for sale (note 9)	—	958
Current portion of loan receivable	4,886	118
Income taxes receivable	9,335	7,764

	509,783	345,601
Property, plant and equipment (note 11)	645,332	655,677
Investment property (note 10)	6,872	6,902
Loan receivable	—	4,797
Other non-current assets	8,377	8,410
Intangible assets (note 12)	29,233	25,570
Goodwill (note 13)	83,946	84,247
Deferred tax assets	1,316	1,294

	$1,284,859	$1,132,498

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$281,304	$87,139
Trade and other payables	95,574	117,766
Income taxes payable	748	5,163
Current borrowings (note 4)	30,077	39,480

	407,703	249,548
Non-current borrowings (note 14)	197,857	200,746
Other non-current liabilities	5,582	5,193
Deferred tax liabilities	21,657	20,480

	632,799	475,967

Shareholders’ equity:
Share capital (note 15)	119,989	118,694
Additional paid-in capital	27,990	27,080
Retained earnings	511,203	510,222
Foreign currency translation reserve	(7,122)	535

	652,060	656,531

	$1,284,859	$1,132,498

Contingencies (note 17)

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

					Foreign	Total
	Share Capital		Additional		Currency	Share-
	Number of		Paid-In	Retained	Translation	holders’
	Shares	Amount	Capital	Earnings	Reserve	Equity
Balance, December 31, 2011	106,386,339	$115,961	$22,777	$480,718	$(1,550)	$617,906

Comprehensive income
Net earnings	—	—	—	17,969	—	17,969
Foreign currency translation adjustment	—	—	—	—	4,762	4,762

	—	—	—	17,969	4,762	22,731
Exercise of stock options	35,781	619	(117)	—	—	502
Share-based compensation tax adjustment	—	—	78	—	—	78
Share-based compensation expense (note 16)	—	—	957	—	—	957
Cash dividends paid	—	—	—	(11,969)	—	(11,969)

Balance, March 31, 2012	106,422,120	$116,580	$23,695	$486,718	$3,212	$630,205

Comprehensive income (loss)
Net earnings	—	—	—	61,577	—	61,577
Foreign currency translation adjustment	—	—	—	—	(2,677)	(2,677)

	—	—	—	61,577	(2,677)	58,900
Exercise of stock options	174,691	2,114	(396)	—	—	1,718
Share-based compensation tax adjustment	—	—	435	—	—	435
Share-based compensation expense (note 16)	—	—	3,346	—	—	3,346
Cash dividends paid	—	—	—	(38,073)	—	(38,073)

Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,222	$535	$656,531

Comprehensive income (loss)
Net earnings	—	—	—	14,046	—	14,046
Foreign currency translation adjustment	—	—	—	—	(7,657)	(7,657)

	—	—	—	14,046	(7,657)	6,389
Exercise of stock options	83,200	1,295	(246)	—	—	1,049
Share-based compensation tax adjustment	—	—	47	—	—	47
Share-based compensation expense (note 16)	—	—	1,109	—	—	1,109
Cash dividends paid	—	—	—	(13,065)	—	(13,065)

Balance, March 31, 2013	106,680,011	$119,989	$27,990	$511,203	$(7,122)	$652,060

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

Three months ended March 31,	2013	2012
Cash generated by (used in):
Operating activities:
Net earnings	$14,046	$17,969
Items before changes in non-cash working capital:
Depreciation	9,439	9,665
Amortization	881	—
Share-based compensation expense	1,109	957
Deferred income tax expense	1,356	1,035
Foreign exchange loss	(95)	2
Loss (gain) on disposition of property, plant and equipment	11	(50)

	12,701	11,609
Changes in non-cash working capital:
Trade and other receivables	(74,790)	(90,789)
Inventory	26,380	(32,381)
Advances against auction contracts	2,627	4,175
Prepaid expenses and deposits	5,463	(125)
Income taxes receivable	(1,571)	6,250
Income taxes payable	6,959	2,424
Auction proceeds payable	194,712	162,908
Trade and other payables	(19,151)	(10,228)
Other	1,498	(338)

	142,127	41,896
Interest paid	(1,862)	(1,980)
Income taxes paid	(11,150)	(5,007)

Net cash generated by operating activities	155,862	64,487

Investing activities:
Property, plant and equipment additions	(8,406)	(24,136)
Intangible asset additions	(4,544)	—
Proceeds on disposition of property, plant and equipment	1,241	412
Other	(42)	85

Net cash used in investing activities	(11,751)	(23,639)

Financing activities:
Issuance of share capital	1,050	502
Dividends on common shares	(13,065)	(11,969)
Proceeds from short-term borrowings		40,028
Repayment of short-term borrowings	(9,000)	(338)
Other	47	(14)

Net cash generated by (used in) financing activities	(20,968)	28,209

Effect of changes in foreign currency rates on cash and cash equivalents	(2,327)	1,148

Increase in cash and cash equivalents	120,816	70,205
Cash and cash equivalents, beginning of period	178,051	109,323

Cash and cash equivalents, end of period	$298,867	$179,528

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

1.	Significant accounting policies:

(a)	Basis of preparation:

These condensed consolidated interim financial statements including comparatives present the condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for cash flows and the financial instruments valued at fair value through profit and loss that are measured at fair value.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2012. A selection of the accounting policies that are specifically important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, is set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2012; a full list of the Company’s significant accounting policies is included in those financial statements.

(b)	Statement of compliance:

The condensed consolidated interim financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

(c)	Basis of consolidation:

(i) Subsidiaries:

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended. Subsidiaries are all those entities that the Company controls, defined as having power over an investee and having exposure or rights to variable returns from involvement in that investee.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

1.	Significant accounting policies (continued):

(d)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, as well as auction fees. Auction fees are made up of administrative and documentation fees on the sale of certain lots and auction advertising fees.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from at risk contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory from customers to be sold at auction.

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 17).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction sale. Revenue from inventory sales is presented net within auction revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other at risk revenue contracts.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is shown net of value-added tax and duties.

The Company recognizes revenue when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

(e)	Share-based payments:

(i) Equity-settled share-based payments:

The Company has a stock-based compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model, further details of which are given in note 16. This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

1.	Significant accounting policies (continued):

(e)	Share-based payments (continued):

(ii) Cash-settled share-based payment:

The Company has share unit compensation plans, which are described in the share-based payment note 16. The cost of cash-settled transactions is measured initially at fair value at the grant date using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through compensation expense.

(f)	New and amended accounting standards:

The Company has adopted the following new and revised applicable standards, along with consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions. The nature and effect of these changes are disclosed below.

IFRS 10 Consolidated financial statements and IAS 27 Separate financial statements

IFRS 10 replaces the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and SIC-12 Consolidation – Special Purpose Entities. IFRS 10 requires the consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11 Joint arrangements and IAS 28 Investments in associates and joint ventures

IFRS 11, supersedes IAS 31 Interest in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28 Investments in Associates and Joint Ventures (amended in 2011). The adoption of IFRS 11 did not result in any changes to the Company’s accounting.

IFRS 12 Disclosure of interest in other entities

IFRS 12 sets out the requirements for disclosure relating to an entity’s interest in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Company has not made such disclosures.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

1.	Significant accounting policies (continued):

(f)	New and amended accounting standards (continued):

IFRS 13 Fair value measurement

IFRS 13 provides a single framework for measuring fair value. The measurement of fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value.

IFRS 7 Financial instruments: disclosures – offsetting financial assets and financial liabilities (Amendment)

The amendment requires an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral arrangements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Company is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendment does not have an impact on the Company.

IAS 1 Presentation of items of other comprehensive income (Amendment)

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

IAS 32 Tax effects of distributions to holders of equity instruments (Amendment)

The amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. The amendment did not have an impact on the Company’s interim condensed consolidated financial statements, as there is no tax consequences attached to cash or non-cash distribution.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

1.	Significant accounting policies (continued):

(f)	New and amended accounting standards (continued):

Standards issued and not yet effective

At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:

•

In 2011, the IASB issued Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures to move the effective date of this standard from years beginning on or after January 1, 2013, to a mandatory effective date of January 1, 2015. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

•

In 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation. Currently, IAS 32 requires that a financial asset and a financial liability shall be offset when an entity currently has a legally enforceable right to set off the recognized amounts. The amendments clarify that rights of set-off must not only be legally enforceable in the normal course of business, but must also be enforceable in the event of default of all of the counterparties to the contract, including the reporting entity. The standard is effective for years beginning on or after January 1, 2014, and is to be applied retrospectively. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

2.	Critical accounting estimates and judgments:

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies and assumptions. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty are the areas where assumptions and estimates have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities. These include depreciation and amortization methods; valuation of cash-generating units (CGUs); valuation of at risk business contracts including inventory held at the period end and commitments under guarantee; valuation and recognition of income taxes; and the calculation of share-based payments. The methods of calculating these estimates are discussed elsewhere in these condensed consolidated interim financial statements and in the Company’s audited annual consolidated financial statements for the year ended December 31, 2012. Actual results may differ from these estimates.

Critical judgments that have a higher degree of judgment and the most significant effect on the Company’s financial reporting, apart from those involving estimates (discussed above), include: determination of operating segments and identification of cash-generating units.

3.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and July through August are traditionally less active periods.

4.	Auction revenues:

Three months ended March 31,	2013	2012
Auction commissions	$82,044	$83,244
Auction fees	20,014	18,032

	$102,058	$101,276

Net profits on inventory sales included in auction commissions are:

Three months ended March 31,	2013	2012
Revenue from inventory sales	$115,938	$189,396
Cost of inventory sold	(103,687)	(172,719)

	$12,251	$16,677

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

5.	Expenses by nature:

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses:

Three months ended March 31,	2013	2012
Employee compensation expense	$4,103	$3,904
Travel, advertising and promotion	3,678	3,436
Other direct expenses	1,580	2,794

	$9,361	$10,134

Selling, general and administrative expenses:

Three months ended March 31,	2013	2012
Employee compensation expense	$38,365	$34,838
Buildings and facilities	10,242	9,568
Travel, advertising and promotion	6,212	4,486
Other general and administrative expenses	5,950	4,712

	$60,769	$53,604
Depreciation of property, plant and equipment	9,439	9,665
Amortization of intangible assets	881	—

	$71,089	$63,269

6.	Income taxes:

Income tax expense is calculated based on management’s best estimate of the annual effective income tax rate expected by jurisdiction for the full financial year applied to the pre-tax ordinary income of the interim period. The Company’s consolidated effective tax rate in respect of operations for the three months ended March 31, 2013 was 31.4% (2012: 35.4%).

The effective tax rate decreased relative to the comparative period as a greater proportion of income was earned in jurisdictions subject to lower rates of tax.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

7.	Net earnings per share:

	Net		Per share
Three months ended March 31, 2013	earnings	Shares	amount
Basic net earnings per share	$14,046	106,641,063	$0.13
Effect of dilutive securities:
Stock options	—	383,745	—

Diluted net earnings per share	$14,046	107,024,808	$0.13

For the three months ended March 31, 2013, stock options to purchase 2,049,324 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2012: 1,531,111).

8.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. As at March 31, 2013 a write-down of $190,000 (December 31, 2012: $160,000) was recorded.

Of inventory held at March 31, 2013, 63% is expected to be sold prior to the end of June 2013, with the remainder to be sold by the end of December 31, 2013 (December 31, 2012: 72% sold prior to the end of March 2013, with the remainder to be sold by the end of December 31, 2013).

9.	Assets held for sale:

Balance, December 31, 2012	$958
Disposition of property	(958)

Balance, March 31, 2013	$—

The Company sold its former permanent auction site in North Carolina, USA, during the quarter ended March 31, 2013.

10.	Investment property:

Balance, December 31, 2012	$6,902
Foreign exchange movement	(30)

Balance, March 31, 2013	$6,872

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

11.	Property, plant and equipment:

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Cost:
Balance, December 31, 2011	$339,937	$256,309	$61,878	$56,003	$74,575	$3,384	$20,300	$15,179	$827,565
Acquisitions from business combination	—	—	—	—	187	26	113	1	327
Additions	100	347	37,050	10,147	225	9,837	718	283	58,707
Disposals	(3,293)	(3,592)	(28)	(6,694)	(3,304)	—	(331)	(90)	(17,332)
Transfers from property under development to completed assets	26,707	24,404	(56,036)	2,203	6,192	(5,975)	1,839	666	—
Reclassified as held for sale	(1,518)	(3,105)	—	—	—	—	—	—	(4,623)
Foreign exchange movement	(302)	1,681	252	723	1,987	160	263	141	4,905

Balance, December 31, 2012	$361,631	$276,044	$43,116	$62,382	$79,862	$7,432	$22,902	$16,180	$869,549
Additions	5	39	4,739	2,879	543	—	143	58	8,406
Disposals	(235)	(36)	—	(1,551)	(10)	—	(3)	(1)	(1,836)
Transfers from property under development to completed assets	21,739	5,951	(28,627)	472	3,898	(3,898)	371	94	—
Foreign exchange movement	(6,096)	(3,280)	105	(740)	(1,821)	(8)	(331)	(245)	(12,416)

Balalance, March 31, 2013	$377,044	$278,718	$19,333	$63,442	$82,472	$3,526	$23,082	$16,086	$863,703

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

11.	Property, plant and equipment (continued):

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Accumulated depreciation:
Balance, December 31, 2011	$(31,530)	$(57,363)	$—	$(29,331)	$(49,477)	$—	$(10,959)	$(4,572)	$(183,232)
Depreciation for the year	(7,136)	(9,703)	—	(8,212)	(10,218)	—	(2,241)	(1,667)	(39,177)
Disposals	366	1,748	—	4,476	3,303	—	274	57	10,224
Reclassified as held for sale	150	1,346	—	—	—	—	—	—	1,496
Foreign exchange movement	(621)	(694)	—	(458)	(1,332)	—	(64)	(14)	(3,183)

Balance, December 31, 2012	$(38,771)	$(64,666)	$—	$(33,525)	$(57,724)	$—	$(12,990)	$(6,196)	$(213,872)
Depreciation for the year	(1,828)	(2,433)	—	(1,920)	(2,349)	—	(503)	(406)	(9,439)
Disposals	235	21	—	1,010	—	—	3	—	1,269
Foreign exchange movement	855	851	—	377	1,335	—	180	73	3,671

Balalance, March 31, 2013	$(39,509)	$(66,227)	$—	$(34,058)	$(58,738)	$—	$(13,310)	$(6,529)	$(218,371)

Net carrying amount:
As at December 31, 2012	$322,860	$211,378	$43,116	$28,857	$22,138	$7,432	$9,912	$9,984	$655,677

As at March 31, 2013	$337,535	$212,491	$19,333	$29,384	$23,734	$3,526	$9,772	$9,557	$645,332

During the three months ended March 31, 2013, interest of $544,000 (2012: $441,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 5.78% (2012: 3.68%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

12.	Intangible assets:

	Trade			Software
	names and	Customer		under
	trademarks	relationships	Software	development	Total
Cost:
Balance, December 31, 2012	$800	$19,597	$3,572	$3,562	$27,531
Transfers from software under development to completed assets	—	—	1,322	(1,322)	—
Additions	—	—	425	4,119	4,544

Balance, March 31, 2013	$800	$19,597	$5,319	$6,359	$32,075

	Trade			Software
	names and	Customer		under
	trademarks	relationships	Software	development	Total
Accumulated amortization:
Balance, December 31, 2012	$—	$(1,258)	$(703)	$—	$(1,961)
Amortization for the period	—	(503)	(378)	—	(881)

Balance, March 31, 2013	$—	$(1,761)	$(1,081)	$—	$(2,842)

Net carrying amount:
As at March 31, 2012	$800	$18,339	$2,869	$3,562	$25,570

As at March 31, 2013	$800	$17,836	$4,238	$6,359	$29,233

13.	Goodwill:

Balance, December 31, 2012	$84,247
Foreign exchange movement	(301)

Balance, March 31, 2013	$83,946

Goodwill is subject to annual impairment reviews.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

14.	Borrowings:

	Carrying value
	March 31, 2013	December 31, 2012
Current Borrowings	$30,077	$39,480

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$33,456	$34,248
Term loan, denominated in United States dollars, unsecured bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	58,938	60,327
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only, with the revolving loan available until January 2014.	30,463	31,171
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in July 2013.	15,000	15,000
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 0.48% (2012: 1.16%) plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of principal due in January 2014.	30,000	30,000

	$197,857	$200,746

Total Borrowings	$227,934	$240,226

During the three months ended March 31, 2013, the Company refinanced the $30 million United States dollar-denominated, unsecured, term loan with the full amount of principal now due in January 2014.

As at March 31, 2013, outstanding borrowings with principal repayment dates in July 2013 and January 2014 have been classified as non-current in nature as the Company expects, and has the discretion, to refinance these borrowings for a period in excess of twelve months from the balance sheet date.

Current borrowings at March 31, 2013 are comprised of drawings in different currencies on the Company’s committed revolving credit facility, and have a weighted average interest rate of 2.98% (December 31, 2012: 3.01%).

As at March 31, 2013, the carrying value of non-current borrowings approximated its fair value.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

15.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

16.	Share-based payments:

(a)	Stock option plan:

Stock option activity for the three months ended March 31, 2013 and the year ended December 31, 2012 is presented below:

	March 31, 2013		December 31, 2012
	Common	Weighted	Common	Weighted
	Shares Under	Average	Shares Under	Average
	Option	Exercise Price	Option	Exercise Price
Outstanding, beginning of period	3,540,497	$20.27	3,008,169	$18.97
Granted	884,500	21.34	828,344	22.71
Exercised	(83,200)	12.61	(210,472)	10.56
Forfeited	(33,242)	23.85	(85,544)	22.30

Outstanding, end of period	4,308,555	$20.61	3,540,497	$20.27

Exercisable, end of period	2,920,191	$19.97	2,413,937	$18.94

The options outstanding at March 31, 2013 expire on dates ranging to March 5, 2023. The weighted average share price of options exercised during the three months ended March 31, 2013 was $21.00 (2012: $21.53). The following is a summary of stock options outstanding and exercisable at March 31, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$8.82 — $10.80	111,000	1.5	10.08	111,000	10.08
$14.23 — $14.70	845,651	5.2	14.54	839,451	14.54
$18.67 — $19.95	449,930	5.6	19.08	356,559	18.85
$21.66 — $23.44	2,066,713	8.9	22.12	870,949	22.48
$24.39 — $25.91	835,261	6.6	25.25	742,232	25.17

	4,308,555	7.2	$20.61	2,920,191	$19.97

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

16.	Share-based payments (continued):

(b)	Share unit plans:

(i) Restricted Share Unit (“RSU”) Plan and Performance Share Unit (“PSU”) Plan

In connection with a review and redesign of the Company’s long-term incentive plans, the Company has adopted the RSU and PSU plans described below. Effective January 1, 2013, these plans were adopted to replace the Company’s existing long-term term incentive plans for senior management and executives.

Senior management and executive employees of the Company are eligible for restricted share unit grants in respect of financial years commencing after December 31, 2012. Compensation expense for each RSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the vesting periods of the underlying awards, which range from one to three years.

Senior executive employees of the Company are eligible for performance share units in respect of years commencing after December 31, 2012. Compensation expense for each PSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the three year vesting period of the underlying awards. Compensation expense is adjusted at each reporting date for an estimate of the number of awards expected to vest based on the achievement of specific performance measures.

(ii) Deferred Share Unit (“DSU”) Plan

Effective January 1, 2013, members of the Board, who are not management of the Company, are required to receive a portion of their fees in the form of DSUs until they satisfy an equity ownership requirement. Accordingly, the Company may defer payment of a portion of a director’s fees and, annually award DSUs, which vest on grant date, in the amount of the deferred compensation cost.

(iii) Additional Plan Details

These plans entitle the grant recipient to a cash payment equal to the number of share units vested multiplied by the volume-weighted-average-price of the Company’s common shares reported by the New York Stock Exchange for the twenty days prior to vest date or, in the case of DSU recipients, following cessation of service on the Board of Directors.

Upon recognizing share-based compensation expense for the plans above, the Company recognizes a liability in the amount of the future cash-settlement obligation of share units earned. At the end of each reporting period, the Company estimates the number of equity instruments expected to vest, and fair values its share unit cash-settlement obligation. The impacts of these revisions, if any, are recognized in earnings such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the settlement liability.

(c)	Share-based compensation:

During the three months ended March 31, 2013, the Company recognized compensation cost of $1,109,000 (2012: $957,000) in selling, general and administrative expenses in respect of grants under its stock option plan. This amount was calculated in accordance with IFRS 2.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2013 and 2012

16.	Share-based payments (continued):

(c)	Share-based compensation (continued):

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Risk free interest rate	0.9%	1.1%
Expected dividend yield	2.31%	1.99%
Expected lives of options	5 years	5 years
Expected volatility	35.2%	35.4%

The weighted average grant date fair value of options granted during the three months ended March 31, 2013 was $5.65 per option (2012: $6.25). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

Fair value of the share unit grants was calculated on the date of grant using the 20-day volume weighted average share price of the Company’s common shares listed on the New York Stock Exchange. The fair value of the 350,390 share units granted during the three months ended March 31, 2013 was $21.99 (2012: $nil). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying units.

17.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At March 31, 2013 there was $41,055,000 of industrial equipment guaranteed under contract, all of which is expected to be sold prior to the end of June 2013. (December 31, 2012: $5,323,000 of which 100% sold prior to the end of March 2013).

At March 31, 2013 there was $24,527,000 of agricultural equipment guaranteed under contract, of which 76% will be sold prior to the end of April 2013, with the remainder to be sold prior to the end of July 2013, (December 31, 2012: $14,995,000 of which 94% sold prior to the end of April 2013, with the remainder to be sold prior to the end of June 2013).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in the used equipment market;

•	anticipated pricing environment for late model equipment;

•	growth of our operations, including replacement of existing auction sites and adding new auction sites;

•	growth potential in established and emerging markets;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of our new online marketplace;

•	integration of AssetNation’s personnel, technology and e-commerce expertise to reach new segments of the equipment market;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to partner with our customers and potential customers;

•

our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including, among others, our ability to use technology to enhance our auction services and support additional value added services;

•

our ability to improve sales force productivity, grow our sales force, increase employee engagement, improve management bench strength and increase operational efficiency of our sales and operations teams;

•	our ability to leverage our Ritchie Bros. brand;

•	the relative percentage of Gross Auction Proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our Auction Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of Gross Auction Proceeds and auction revenues;

•	our direct expense and income tax rates and selling, general and administrative expenses;

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•

the proportion of our revenues and operating costs denominated in currencies other than the US dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	the impact of our new initiatives and services on us and our customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our 2012 Annual Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light the factors listed under “Risk Factors” below, under “Risk Factors” in our 2012 Annual Report on Form 40-F and other relevant factors.

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three-month period ended March 31, 2013 compared to the three-month period ended March 31, 2012. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the three-month periods ended March 31, 2013 and 2012, and with the disclosures regarding forward-looking statements and risk factors included within this discussion. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, and our most recent Annual Information Form, on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR or EDGAR website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of April 26, 2013.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our unaudited condensed consolidated interim financial statements and are presented in US dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

First Quarter Update

Our 2013 first quarter net earnings were $14.0 million, or $0.13 per diluted share, compared to $18.0 million, or $0.17 per diluted share, for the same period in 2012.

Financial Overview	Three months ended March 31,
(in millions of U.S. dollars, except EPS)	2013	2012	$ Change	Change
Auction revenues	$102,058	$101,276	$782	1%
Direct expense	9,361	10,134	(773)	-8%
SG&A expenses(1)	71,089	63,269	7,820	12%
Earnings from operations	21,608	27,873	(6,265)	-22%
Other income (expenses)	70	766	(696)	-91%
Finance costs	(1,217)	(817)	(400)	49%
Income tax expense	6,415	9,853	(3,438)	-35%
Net earnings	14,046	17,969	(3,923)	-22%
Adjusted Net Earnings (2),(3)	14,046	17,969	(3,923)	-22%
Diluted Adjusted EPS(2)	$0.13	$0.17	$(0.04)	-22%
Effective tax rate	31.4%	35.4%	n/a	-11%

Gross Auction Proceeds (2),(4)	$845,353	$864,506	$(19,153)	-2%
Auction Revenue Rate(2),(5)	12.07%	11.71%	n/a	3%
Direct Expense Rate	1.11%	1.17%	n/a	-6%
EBITDA Margin(2),(6)	31.3%	37.1%	n/a	-16%

(1)	Selling, general and administrative expenses (SG&A) include depreciation and amortization expense.
(2)	These are non-IFRS measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, diluted Adjusted Net Earnings per Share, Gross Auction Proceeds and EBITDA Margin for different financial periods provides additional useful information about our performance for the relevant financial period.
(3)	We define Adjusted Net Earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non-recurring items.
(4)	Gross Auction Proceeds represents the total proceeds from all items sold by Ritchie Bros. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statement. We believe that auction revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to Gross Auction Proceeds.
(5)	Auction Revenue Rate is our auction revenues divided by our Gross Auction Proceeds.
(6)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated using the information disclosed in our condensed consolidated interim financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-IFRS measure. The EBITDA Margin is EBITDA as a proportion of auction revenues.

Highlights during the first quarter of 2013 included:

•	On January 22, 2013, we announced the initial release of our new online equipment marketplace, Ritchie Bros. EquipmentOne. On April 8, 2013, we launched Ritchie Bros. EquipmentOne commercially.

•	Our $176 million auction in Orlando, Florida, over six days in February 2013.

•	On March 19, 2013, we conducted a grand opening auction at our new permanent auction site in Melbourne (Geelong), Australia.

•	We achieved an Auction Revenue Rate of 12.07% for the quarter.

•	We added net 14 Territory Managers to our sales force in the quarter.

Our strong first quarter auction revenue rate did not totally compensate for the fall in our gross auction proceeds.

Over the past few years, we believe our gross auction proceeds growth has been impacted by our territory manager productivity and the OEM production decrease during the recession. We have hired a record number of territory managers during the past year, many of whom are replacements, and we are focused on making them as productive as quickly as possible. Our gross auction proceeds growth has also been impacted by the significant OEM production decrease during the recession. This lack of new equipment entering the marketplace has resulted in an increase in the average age of the items sold at our auctions. This older, less valuable equipment negatively affects our gross auction proceeds. We have, however, seen the rise in construction and transportation OEM production since 2010 as positive for the used equipment market and our auctions.

Our first quarter results in 2013 include the results of operations of AssetNation, which we purchased in May 2012, and the results of operations of EquipmentOne that was launched in January 2013. The total value of items sold on these platforms was $18.7 million, generating $3.0 million of revenue and incurring $4.6 million of operating expenses for a net negative impact to EBITDA of $1.6 million. These results are included in the discussion below.

Gross Auction Proceeds

Gross Auction Proceeds were $845.4 million for the quarter ended March 31, 2013, which is a decrease of 2% compared to the same period in 2012.

Straight commission contracts generated the majority of our Gross Auction Proceeds with the remainder composed of guarantee and outright purchase contracts, which we refer to as our underwritten or at risk business. Our at risk business represented approximately 20% of our Gross Auction Proceeds in the first quarter of 2013, compared to 29% in the first quarter of 2012. The reduction in the volume of our at risk business is due in part to the lack of late model equipment. Typically the packages of equipment that we choose to underwrite include late model equipment.

Auction Revenues & Auction Revenue Rate

Auction revenues for the first three months of 2013 increased to $102.1 million compared to $101.3 million for the same period in the prior year, due to an increased Auction Revenue Rate, as Gross Auction Proceeds were lower than in the same period last year.

Auction revenues include both commissions charged to sellers (auction commissions) and fee income earned from buyers (auction fees) at our auctions. Our Auction Revenue Rate (auction revenues as a percentage of Gross Auction Proceeds) for the three months ended March 31, 2013, increased to 12.07% from 11.71% for the same period in 2012. This increase in the rate in the first three months of 2013 was due primarily to the performance of our at risk business. Our strong Auction Revenue Rate is consistent with our strategic focus on managing the performance of our at risk business in 2013.

Over the past five years our quarterly auction commission rate has ranged between 8.47% and 10.25%. Our auction commission rate and overall Auction Revenue Rate is presented in the graph below.

(1)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our Auction Revenue Rate of approximately 125 basis points since its introduction.

Approximately 57% of our auction revenues in the first three months of 2013 were earned from operations in the United States (first three months of 2012: 61%), 17% were generated from auctions in Canada (first three months of 2012: 14%) and the remaining 26% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia and Mexico (first three months of 2012: 25%).

Direct Expense Rate

Our direct expense rate (direct expenses as a percentage of Gross Auction Proceeds) for the three months ended March 31, 2013 decreased slightly to 1.11% compared to 1.17% for the same period in 2012. This decrease in our quarterly direct expense rate was due to the increase in the number of industrial auctions held at our permanent auctions sites, which are more cost-efficient than offsite and agricultural auctions which tend to be smaller and therefore have fewer economies of scale.

Selling, General & Administrative Expenses (SG&A)

Our SG&A expenses increased to $71.1 million in the first quarter of 2013, compared to $63.3 million in the same period of 2012. This increase was primarily driven by $4.6 million of operating expenses related to AssetNation/EquipmentOne, and $0.7 million of higher depreciation and amortization costs. Excluding these expenses, our SG&A increased by $2.5 million, or 4%, compared to the first quarter of 2012 due primarily to increases in sales personnel and their related expenses.

Effective Tax Rate

Our effective tax rate of 31.4% for the first three months of 2013 was lower than the rate of 35.4% in the same period in 2012. The decrease was the result of a greater portion of income being earned in jurisdictions subject to a lower rate of tax (particularly those jurisdictions outside the United States).

Net Earnings

Net earnings for the three months ended March 31, 2013 were $14.0 million, or $0.13 per diluted share, compared to net earnings of $18.0 million, or $0.17 per diluted share, for the three months ended March 31, 2012.

Our net earnings for the three months ended March 31, 2013 decreased by approximately 22% compared to the same period in 2012, primarily as a result of higher SG&A expenses related to AssetNation/EquipmentOne and the investment in growing our sales team, offset by a reduction in tax expense.

Strategy Update

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment and we are pursuing the following three strategic pillars, which are designed to help us achieve our mission and our targets.

GROW our core auction business

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

During the first three months of 2013 we held our first sale at our new auction site in Melbourne, Australia, and continued to prepare for our first auction in Beijing, China, that was held on April 18, 2013. In addition, we continued to focus our attention on our at risk business performance which resulted in our relatively high Auction Revenue Rate for the quarter.

ADD new business and information solutions

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

On January 22, 2013, we announced the initial release of our new online equipment marketplace Ritchie Bros. EquipmentOne, and on April 8, 2013, we launched Ritchie Bros. EquipmentOne commercially. This new online equipment marketplace enables us to expand our addressable market and help us meet the diverse and evolving preferences of a segment of the equipment market that we have not traditionally reached with our unreserved auctions. With Ritchie Bros. EquipmentOne, we are now able to provide these private treaty buyers and sellers a safe, convenient and profitable way to exchange equipment and materials. While we believe the opportunity is significant we expect that it will take several years to have a material impact on our overall business results.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly our sales team.

During the first three months of 2013 we increased the number of Territory Managers (“TMs”) by net 14, for a total of 273 TMs in our sales force as at March 31, 2013, and a 13% increase over the number of TMs as at March 31, 2012.

Operations Update

During the first three months of 2013 we conducted 36 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Africa (first three months of 2012: 38 unreserved industrial auctions). Although our auctions vary in size, our 12-month average industrial auction results were as follows:

Average per industrial auction	Twelve months ended March 31,
	2013	2012
Gross Auction Proceeds	$16.3 million	$15.5 million
Bidder registrations	1,769	1,694
Consignments	192	182
Lots	1,313	1,190

During the first three months of 2013, 98% of our Gross Auction Proceeds were attributable to auctions held at our permanent auction sites and regional auction sites (first three months of 2012: 97%).

Key industrial auction metrics

Our key industrial auction metrics for the first three months of 2013 and 2012 are shown below:

Totals per key industrial auction metric	Three months ended March 31,
	2013	2012
Consignments	8,750	8,850
Bidder registrations	86,000	88,000
Buyers	21,450	21,100
Lots	62,000	61,500

For a breakdown of these key industrial auction metrics by month, please refer to our website www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Website metrics

We sold over $289 million of equipment, trucks and other assets to online bidders through our online auction bidding technology during the first three months of 2013, representing a 5% increase compared to the same period in 2012 (three months ended March 31, 2012: over $276 million). Online participation at our auctions continues to grow as buyers become more comfortable with our bidding technology and utilize the online tools and services we provide.

The increase in our online presence was also demonstrated by a 31% increase in unique visitors to our website www.rbauction.com during the first three months of 2013 compared to the first three months of 2012.

	Three months ended March 31,
	2013	2012
Unique visitors	1.7 million	1.3 million

Headcount

Personnel increased over the prior year period due to our purchase of AssetNation on May 15, 2012, which contributed approximately 80 people, as well as our current focus on hiring sales representatives. People are an important part of our growth strategy and we are focused on improving our sales force productivity, employee engagement and management bench strength.

	As at March 31,
	2013	2012
Full-time employees	1,457	1,269
Territory Managers & Regional Sales Managers	321	290

Summary of Quarterly Results (Unaudited)

	Q1 2013	Q4 2012	Q3 2012	Q2 2012
Gross Auction Proceeds	$845,353	$1,000,413	$848,536	$1,194,536
Auction revenues	$102,058	$117,140	$92,326	$127,213
Net earnings	14,046	22,103	8,171	31,303
Adjusted Net Earnings	14,046	22,399	9,682	32,500
Net earnings per share, basic	$0.13	$0.21	$0.08	$0.29
Net earnings per share, diluted	0.13	0.21	0.08	0.29
Adjusted Net Earnings per share, diluted	0.13	0.21	0.09	0.30

	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Gross Auction Proceeds	$864,506	$1,039,790	$673,362	$1,149,847
Auction revenues	$101,276	$113,403	$79,709	$114,524
Net earnings	17,969	26,767	6,533	26,763
Adjusted Net Earnings	17,969	26,767	6,533	26,763
Net earnings per share, basic	$0.17	$0.25	$0.06	$0.25
Net earnings per share, diluted	0.17	0.25	0.06	0.25
Adjusted Net Earnings per share, diluted	0.17	0.25	0.06	0.25

Gross Auction Proceeds and auction revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our Gross Auction Proceeds and auction revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our Gross Auction Proceeds, auction revenues and net earnings are best compared on an annual basis or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On April 26, 2013 we had 106,680,011 common shares issued and outstanding and stock options outstanding to purchase a total of 4,308,555 common shares.

Liquidity and Capital Resources

	March 31, 2013	December 31, 2012	% Change
Working capital	$102,080	$96,053	6%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital increased during the first three months of 2013 primarily as a result of the cash generated through our operating activities, partially offset by our spending on capital assets and dividend payments.

At March 31, 2013, we had $30 million of short-term debt, which consisted of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 3.0%. The remaining available borrowings under our credit facilities totalled $323 million, including a $102 million three-year uncommitted, non-revolving credit facility expiring in November 2014, and a $119 million five-year committed credit facility expiring in January 2014, which the Company expects to refinance.

We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of complementary business solutions.

Cash Flows

	Three months ended March 31,
Cash provided by (used in):	2013	2012	% Change
Operating activities	$155,862	$64,487	142%
Investing activities	(11,751)	(23,639)	-50%
Financing activities	(20,968)	28,209	-174%
Effect of changes in foreign currency rates	(2,327)	1,148	-303%
Net increase in cash and cash equivalents	$120,816	$70,205	72%

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Property, plant and equipment and intangible asset additions were $13.0 million for the three months ended March 31, 2013, a decrease compared to $24.1 million in the same period in 2012. We anticipate our capital expenditures to be in the range of $60 million to $70 million for 2013. Our capital expenditures for the first three months of 2013 related primarily to the development of our auction sites in Melbourne, Australia and Beijing, China, and our information system enhancements.

We declared and paid regular cash dividends of $0.1125 per share for the quarter ended March 31, 2012, and declared and paid dividends of $0.1225 for each of the quarters ended June 30, 2012, September 30, 2012 and December 31, 2012. We have declared, but not yet paid, dividends of $0.1225 per share for the quarter ended March 31, 2013.

Total dividend payments during the first three months of 2013 were $13.1 million compared to total dividend payments of $12.0 million during the equivalent period in 2012. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at March 31, 2013, we had outstanding fixed rate and floating rate long-term debt bearing annual interest rates ranging from 1.3% to 6.4% (with a weighted-average annual interest rate of 3.9%). We were in compliance with all financial and other covenants applicable to our credit facilities at March 31, 2013.

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at March 31, 2013 were as follows:

	Scheduled interest payments
	9 months in 2013	In 2014	In 2015	In 2016	In 2017	Thereafter
Interest payments on long-term debt	$5,584	$6,333	$6,260	$3,789	$2,491	$10,903

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the US dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future. For the three months ended March 31, 2013, the proportion of revenues earned and operating costs denominated in currencies other than the US dollar did not change significantly compared to previous reporting periods.

We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at March 31, 2013 we had a total of $30.5 million (December 31, 2012: $30.0 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Critical Accounting Policies and Estimates

There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2012, which is included in our 2012 Annual Report.

Changes in Accounting Policies

On January 1, 2013, we adopted the following new and revised applicable International Financial Reporting Standards, along with related amendments. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated financial statements

IFRS 11, Joint arrangements

IFRS 12, Disclosure of interest in other entities

IFRS 13, Fair value measurement

Amendments to IFRS 7, Financial instruments: disclosures

Amendments to IAS 1, Presentation of financial statements

Amendments to IAS 27, Separate financial statements

Amendments to IAS 28, Investments in associates and joint ventures

Our adoption of these standards, excluding amendments to IAS 1, did not result in any change to the Company’s accounting or disclosure. IAS 1 was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially re-classifiable to profit or loss subsequently. As a result of adopting this standard, we recognized a presentation change in our Condensed Consolidated Statement of Comprehensive Income. This change did not result in any adjustments to other comprehensive income or comprehensive income.

Other than our adoption of the standards and amendments described above, there have been no significant changes in our accounting policies during the period.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. There has been no change in our internal control over financial reporting during the three months ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are a summary of key risks we face. A more extensive list of risks and uncertainties we face is included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, which is included in our 2012 Annual Report on Form 40-F. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

Damage to our reputation for fairness, integrity and conducting live auctions that are truly unreserved could harm our business.

One of our founding principles is that our auctions are strictly unreserved and we believe this is one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting auctions that are strictly unreserved was damaged. If we are unable to maintain our reputation and enforce our unreserved policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future auction revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly with other auction companies for potential purchasers of industrial equipment. Our indirect competitors include equipment manufacturers, other third party methods which utilize an intermediary, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share.

We currently generate the vast majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complimentary to our existing selling model and business, we may not successfully increase market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent years, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. In addition, a change in market values could also result in guarantee or inventory values exceeding the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. If our exposure to at risk contracts increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•

establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in growing our Gross Auction Proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of Gross Auction Proceeds growth. There can be no assurances that our Gross Auction Proceeds and auction revenues will grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. We are utilizing the expertise and technology of AssetNation to develop Ritchie Bros. EquipmentOne, a new marketplace that involves technology and ecommerce. Success in this marketplace is dependent on our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition. Because this is a new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be lesser than anticipated or may not be realized at all, which could adversely affect our business and operating results.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service, EquipmentOne and our website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our technology infrastructure is critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We continually upgrade and improve these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date: April 30, 2013	By:	/s/ DARREN WATT
Darren Watt, Corporate Secretary